EXHIBIT 10.32

February 26, 2002                                     Via Facsimile & U.S. Mail



Joshua A. Hauser
46 Yellow Cote Road
Oyster Bay Cove, NY   11771

         Re:  Employment

Dear Mr. Hauser:

On behalf of Aura Systems, Inc., I would like to offer you the regular, full-time, salaried position of President and Chief Executive Officer. The terms of your employment are as follows:

You will have an eighteen month term of employment, beginning March 1, 2002. Ninety days prior written notice will be required to terminate your employment following expiration of the term.

Your annual base salary will be $350,000.

You are eligible for a target bonus of 30% at twelve months of employment, based upon subjective critera as determined by the Board of Directors.

You will receive as soon as is practicable a $25,000 up-front fee for re-location to the Los Angeles basin.

You will receive as soon as is practicable 1,600,000 options to purchase Aura Common Stock at an exercise price of $0.50. The options will vest 1/3 at 6 months plus one day from the date of grant (Feb. 13, 2002), 2/3 rd's at 12 months, and will fully vest 18 months from the date of grant. Provided that you do not voluntarily leave your employment prior to the end of the term and provided you are not otherwise terminated for cause (fraud, gross or willful negligence) during the term, once vested, these stock options will remain exercisable for five years from the date your employment term expires. Your options will fully vest and remain exercisable for five years in the event of a merger or consolidation of Aura Systems, Inc. into any other corporation or acquisition of substantially all of the outstanding shares of Aura Systems, Inc. by another entity. These provisions relating to your options will be enforced according to that which is contained in this section, notwithstanding contrary provisions which may be stated in Aura's standard form Stock Option Agreement. The grant of options is made, subject to the March 2000 Stock Option Plan and the Securities laws of the United States.

You will be reporting directly to Carl Albert, Chairman of the Board of Directors. As described in our Benefits Handbook, Aura provides its employees (on the first of the month after 30 days of continuous employment, in your case April 1, 2002) with the following benefits:

Vacation, Holidays and Personal leave

Medical: POS 90/70% coverage or HMO 100% coverage (California only).

Prescription card.

Dental: DMO or Traditional Coverage.

Flexible Spending Accounts for Healthcare and Dependent care cost.

Group Term Life insurance: $100,000 plus $100,000 extra coverage in case of accidental death.

Group Long Term Disability: 50% of covered monthly earnings to a maximum benefit of $6,000 per month.

Another benefit available on the first quarterly sign-up date following 90 days of continuous employment is:

401(k) Plan: employee tax deferred contributions partially matched by the company.

This offer is contingent upon the following:

Reporting to work at Aura no later than: March 8, 2002.

Please be advised, that you will be subject to all policies and procedures contained in the Aura Systems, Inc. Company Policies and Employee Benefits Handbook. In this regard, it is standard Aura Systems policy for all new employees to submit to a background check and pre-employment drug testing. We are able to begin this process immediately, even while you are still in New York.

Finally, should disagreements arise between you and the Company regarding your employment, such disagreements will be resolved by final and binding arbitration as provided in your Handbook and the Mutual Agreement to Mediate and Arbitrate.

We look forward to having you join our team. Please acknowledge your acceptance of these terms by signing below. Please also return to me a signed copy via electronic mail or facsimile, at the private number (310) 643-7585, along with an original directed confidentially to my attention via U.S. mail.

Sincerely,                                   Acceptance:


----------------------------                 --------------------------------
Michael I. Froch                             Joshua A. Hauser           Date:
Senior Vice President
General Counsel & Secretary



cc:  Carl Albert